UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement

19 January 2010

Pearson TRADING STATEMENT

Full-year guidance raised: headline earnings growth expected to be around 10%

Worldwide position in digital and services businesses delivers growth and market share gains

Pearson is today providing its regular January trading update ahead of announcing preliminary results for 2009 on 1 March 2010.

Despite the very tough macroeconomic environment, Pearson performed well in 2009. Throughout the year, we have benefited from strong growth in US higher education; good profit improvement in US school testing and international education; and the resilience of professional testing and our subscription-based businesses in the FT Group. Our headline results were also helped by the strength of the US dollar against sterling*. In addition, in the fourth quarter we began to see the first signs of trading conditions easing in certain markets that were challenging earlier in the year: the rate of decline in advertising revenues began to slow; Penguin had a strong holiday season; and we saw a modest improvement in the US School publishing market.

As a result, we now expect to report headline growth in adjusted earnings per share of around 10% (against adjusted EPS of 57.7p in 2008), ahead of our previous guidance and the current consensus of market expectations (approximately 61p, according to Reuters and Bloomberg).

Marjorie Scardino, chief executive, said: "Last year provided a harsh test of our strategy and grit and our people rose to the challenge. We're heartened by our performance in the face of the economic downturn, and emboldened by the accelerating worldwide take-up of our brand of personal and digital learning. We are not counting on any help from the global economy this year, but we still see significant long-term growth opportunities and we are pressing ahead with this successful strategy."

In North American education, pressures on state budgets resulted in a weak year for the school publishing industry, in line with our expectations. However, our school publishing business gained share and our overall North American education company performed ahead of our expectations. We are particularly encouraged by our growth in higher education, assessment and digital learning.

Our international education business will report another year of good underlying profit growth. As in North America, some schools markets around the world have faced a weak funding environment, but our higher education and testing businesses have remained robust and we continue to grow strongly in many developing markets. We also continue to see rapid growth in digital learning across our businesses.

The Financial Times Group ended the year ahead of our expectations. In FT Publishing, our subscription-based revenues remained resilient and the tough market conditions for advertising revenues began to show some signs of easing in the fourth quarter. Interactive Data will report its fourth-quarter performance and full-year results on 23 February.

Penguin performed well in its key trading season, sustaining its improved sales momentum in the fourth quarter. We continue to see strong growth in digital book formats and innovation with new digital readers, particularly in the United States.

For the full year, we continue to expect our interest charge to be higher than in 2008 and we now expect our effective tax rate to be around the low end of our previous guidance of 26-28%.

*Pearson generates approximately 60% of its sales in US dollars. The average £:$ exchange rate for 2009 was £1: $1.57, against £1: $1.85 for 2008. The closing rate at the year end was £1: $1.61.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith        + 44 (0) 207 010 2310

Forward-looking statements:

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   19 January, 2010

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary